National Presto Industries, Inc.

Exhibit 11

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Third Quarter		First Nine Months
	2011	2010	2011	2010

Net Earnings (1)	$12,386	$13,213	$34,566	$41,387

Weighted average common shares outstanding (2)	6,872	6,863	6,870	6,861

Common share equivalents relating to stock options when dilutive	3	2	3	1

Adjusted common and common equivalent shares for computation (3)	6,875	6,865	6,873	6,862

Net earnings per share:
Basic (1 divided by 2)	$1.80	$1.93	$5.03	$6.03
Diluted (1 divided by 3)	$1.80	$1.92	$5.03	$6.03

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